Offering Statement for
Mylo Medical Supplies LLC
("Mylo Medical," "we," "our," or the "Company")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Mylo Medical Supplies LLC

   5159 Franklyn Blvd

   Willoughby, OH 44094

Eligibility

2. **The following are true for Mylo Medical Supplies LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Nadia Tedeschi

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/27/2025	Present	Mylo Medical Supplies	Chief Executive Officer
01/01/2022	05/01/2024	Cedarview Rehabilitation & Nursing Care	STNA/CNA

   Nadia Tedeschi is the Founder and Chief Executive Officer of Mylo Medical Supplies LLC. Her professional background includes frontline clinical care experience, where she worked directly with patients in assisted living and long-term care environments. Through this hands-on exposure, she observed significant gaps in patient dignity, caregiver workflow efficiency, and the functional design of essential bedside medical equipment — particularly in toileting and incontinence care. This firsthand experience became the foundational catalyst for the creation of Mylo Medical and its flagship product, the MyloPan™ system. Nadia's proximity to patient care operations provided practical insight into the ergonomic, hygienic, and logistical shortcomings of traditional bedpan solutions. Her ability to translate clinical pain points into engineered product improvements has guided the company's product development philosophy. Since founding Mylo Medical, Nadia has led all core aspects of company formation and growth, including product design direction, prototype development, manufacturing sourcing, regulatory strategy coordination, intellectual property development, investor fundraising, and commercialization planning. She has overseen the engagement of contract manufacturers, quality management system consultants, and regulatory advisors to advance the MyloPan system toward market readiness. Nadia has also represented the company in industry forums, investor discussions, and healthcare innovation showcases, where Mylo Medical's solutions have received early validation from clinical stakeholders and commercialization partners. Her leadership combines patient-centered design thinking with entrepreneurial execution — positioning the company to modernize legacy medical supply categories through functional innovation. Her qualifications stem from a blend of clinical observation, founder-led product development, and active operational leadership in building a regulated medical device company. She continues to guide Mylo Medical's strategic direction, partnerships, and go-to-market execution as the company advances toward commercialization. LinkedIn: https://www.linkedin.com/in/nadia-tedeschi/

Name
Thomas Ross

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/01/2022	Present	theDeviceDr	Founder/Marketer-in-Chief
01/01/2025	04/01/2022	The Mind Company	Director of Business Development
10/01/2024	04/01/2025	Devan MedTech Solutions	COO(fractional)
06/01/2024	Present	OUI Medical Inc	Chief Operating Officer
04/15/2025	Present	Mylo Medical Supplies	Chief Operating Officer

Tom Ross brings more than four decades of medical device industry experience, including officer-level leadership positions within multiple Silicon Valley–based startups. His educational and professional background is rooted in commercializing innovative healthcare technologies, with deep expertise across sales leadership, marketing strategy, business development, and general management. Throughout his career, Tom has played a key role in assembling high-performance teams, structuring early commercialization pathways, and driving revenue growth for emerging medical device companies. His qualifications include extensive experience working with venture-backed organizations, navigating early-stage scaling challenges, and positioning companies for strategic partnerships and investor engagement. His leadership adds significant commercialization and market execution strength to Mylo Medical's executive team. LinkedIn: https://www.linkedin.com/in/thomaswross/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Nadia Tedeschi

Securities:	6,693,975
Class:	Membership Interest Units
Voting Power:	99.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Mylo Medical Supplies LLC ("Mylo Medical") is a medical device company focused on modernizing essential patient-care products through innovative design, improved functionality, and patient-centered engineering. The company was founded with the mission of restoring dignity, safety, and efficiency to foundational healthcare tools that have historically seen little innovation despite widespread daily use across hospitals, long-term care facilities, rehabilitation centers, and home healthcare environments. Mylo Medical's initial flagship product, the MyloPan™, is a next-generation bedpan system designed to significantly improve the patient and caregiver experience compared to traditional rigid bedpans. Conventional bedpans are widely cited by healthcare professionals as uncomfortable, difficult to position, prone to spillage, and labor-intensive to manage. These limitations can contribute to patient discomfort, caregiver strain, hygiene risks, and workflow inefficiencies within care settings. The MyloPan system addresses these issues through an inflatable, sealed, and ergonomically supportive design that conforms to patient anatomy while minimizing leakage risk. The system integrates a disposable waste-collection liner and controlled inflation/deflation mechanism, enabling safer waste containment, easier patient repositioning, and more hygienic disposal. By improving both clinical usability and patient comfort, Mylo Medical aims to establish a new standard of care in bedside toileting solutions. The company's primary objective is to successfully bring the MyloPan system through final engineering validation, regulatory clearance (where applicable), and commercial launch within U.S. healthcare markets, followed by international expansion. Mylo Medical is currently advancing manufacturing partnerships, supply chain development, and quality management system (QMS) implementation to support scalable production. The company is working with contract manufacturers and regulatory consultants to ensure compliance with FDA medical device requirements and global quality standards. Following commercialization, Mylo Medical plans to pursue multi-channel distribution across acute care hospitals, long-term care facilities, rehabilitation centers, hospice organizations, and home healthcare providers. The company intends to leverage relationships with medical distributors, group purchasing organizations (GPOs), and integrated delivery networks (IDNs) to accelerate institutional adoption. Direct sales initiatives and pilot programs will further support early clinical validation and customer acquisition. Mylo Medical's monetization strategy is based on a blended revenue model combining durable medical device sales with recurring consumable revenue. The MyloPan system is designed for single-patient use over a defined care period, after which replacement units are required. Additionally, the disposable liner and accessory components create an ongoing consumables revenue stream. This razor-and-blade style model supports predictable reordering cycles, increased customer lifetime value, and scalable margin expansion as manufacturing volume increases. Beyond its initial product, Mylo Medical's long-term vision is to build a diversified portfolio of re-engineered patient-care solutions spanning bedside care, incontinence management, and other under-innovated medical supply categories. The company evaluates product opportunities based on clinical pain points, market size, reimbursement pathways, and manufacturability. By applying modern industrial design, material science, and workflow optimization principles to legacy healthcare products, Mylo Medical aims to systematically elevate standards across essential care environments. The founding team combines frontline patient-care experience with operational and medical device commercialization expertise. This dual perspective informs the company's product development philosophy — ensuring solutions are not only technically viable but also practically impactful in real clinical settings. Leadership is supported by advisors and partners across manufacturing, regulatory affairs, quality systems, and healthcare distribution. In summary, Mylo Medical aims to position itself at the intersection of medical device innovation and essential care infrastructure. By targeting high-utilization products with clear clinical and economic value propositions, the company seeks to drive meaningful improvements in patient dignity, caregiver efficiency, and institutional cost management. Capital raised is expected to be deployed toward manufacturing scale-up, regulatory execution, inventory production, and commercial launch activities necessary to achieve market entry and long-term growth.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Mylo Medical Supplies LLC speculative or risky:**
   1. Early-Stage Company and Limited Operating History Mylo Medical is an early-stage medical device company with limited operating history and no proven track record of commercial success. While the Company has developed its initial flagship product, the MyloPan™, it has not yet demonstrated sustained revenue generation, large-scale distribution capability, or long-term market adoption. As a result, there is limited historical financial data upon which investors may evaluate the Company's likelihood of future success. Early-stage companies in the medical device sector face heightened risks related to product development timelines, operational execution, and capital requirements. There can be no assurance that the Company will achieve profitability or that it will be able to effectively scale operations to meet market demand.
   2. Regulatory and Compliance Risk As a medical device company, Mylo Medical operates within a highly regulated industry. The MyloPan™ may be subject to oversight by the U.S. Food and Drug Administration (FDA) and potentially other domestic or international regulatory bodies. The Company

may be required to obtain clearances, registrations, or approvals before marketing and distributing its product in certain jurisdictions. Regulatory review processes can be time-consuming, costly, and uncertain. Any delays in regulatory clearance, changes in regulatory requirements, or failure to maintain compliance with applicable laws could materially impact the Company's ability to commercialize the MyloPan™ and generate revenue.

3. Market Adoption and Behavioral Change Risk Although the MyloPan™ is designed to improve patient comfort and caregiver efficiency, healthcare providers may be slow to adopt new products that replace long-standing standard equipment. Hospitals, long-term care facilities, and other institutional purchasers often rely on established vendor relationships, group purchasing organizations (GPOs), and budgetary constraints when making procurement decisions. Even if the MyloPan™ demonstrates functional advantages, there can be no assurance that healthcare facilities will prioritize upgrading existing bedpan systems. Resistance to change, training requirements, or perceived switching costs may limit adoption and reduce projected revenue growth.

4. Competition and Alternative Solutions Risk The market for patient-care products, including bedpan systems, includes established medical supply manufacturers with significant financial resources, brand recognition, and distribution networks. Larger competitors may respond to the introduction of the MyloPan™ by reducing prices, accelerating their own product innovation, or leveraging existing contracts with healthcare systems. Additionally, alternative patient management methods or emerging technologies could reduce demand for traditional bedpan-based solutions altogether. The Company may not be able to compete effectively against larger, better-capitalized companies or disruptive alternatives.

5. Manufacturing and Supply Chain Risk The Company's ability to successfully commercialize the MyloPan™ depends on reliable manufacturing processes and access to quality raw materials. As an early-stage company, Mylo Medical may rely on third-party manufacturers or limited suppliers, which could expose it to production delays, quality control issues, or supply disruptions. Increases in material costs, labor shortages, or logistical disruptions could negatively impact gross margins and delivery timelines. Any significant manufacturing defect or recall could harm the Company's reputation and result in additional financial losses.

6. Reimbursement and Budgetary Constraints Risk Healthcare purchasing decisions are often influenced by reimbursement structures and institutional budget limitations. If the MyloPan™ is not directly reimbursable or if its cost savings are not clearly demonstrated to administrators and payors, facilities may be reluctant to allocate funds for its adoption. Economic pressures on hospitals and long-term care facilities, including staffing shortages and reimbursement rate changes, may further constrain capital expenditures on non-critical equipment upgrades. These financial dynamics could limit the Company's ability to achieve projected sales volumes, even if the product is clinically beneficial.

7. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

8. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

9. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

10. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

11. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

12. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

13. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

14. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

15. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

16. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

17. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Mylo Medical Supplies LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $750,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Proceeds from this offering are expected to be used to support the continued development, regulatory preparation, and commercialization of the Company's flagship product, the MyloPan™ system. Primary uses of funds include product development and manufacturing scale-up activities, such as final prototype iteration, tooling refinement, supplier onboarding, and initial production inventory. Capital may also be allocated toward quality and regulatory infrastructure, including Quality Management System (QMS) implementation, FDA establishment registration and device listing, compliance consulting, testing, and related documentation required for market readiness. The Company intends to invest in intellectual property protection, including patent filings and associated legal expenses, to safeguard product design and functional innovations. Additional proceeds may support operational buildout, including logistics planning, packaging development, warehousing, and distribution preparation necessary to fulfill institutional purchase orders. Funds may also be used for strategic hiring and personnel expenses, including executive, operational, and administrative roles required to support commercialization. Sales and marketing initiatives may represent another area of allocation, including trade show participation, healthcare conference exhibitions, pilot program support, digital marketing, and early distributor engagement efforts. Finally, a portion of proceeds may be reserved for general working capital purposes, providing operational flexibility as the Company advances manufacturing readiness, regulatory positioning, and go-to-market execution. Management retains discretion to adjust allocations based on evolving operational priorities, vendor timelines, and commercialization opportunities.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Intermediary Fees	$490	$36,750
Compensation for managers	$0	$60,000
Product development & prototyping	$2,010	$80,000
Manufacturing & inventory	$3,000	$300,000
Quality system & regulatory readiness	$1,000	$40,000
Intellectual property & legal	$1,000	$30,000
Packaging, labeling, and logistics	$1,000	$70,000
Sales & marketing	$1,000	$48,250
Insurance, accounting, and general admin	$500	$15,000
Personnel & employee compensation	$0	$70,000
Total Use of Proceeds	**$10,000**	**$750,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on Netcapital to purchase securities, both investors and Mylo Medical Supplies LLC must agree that a transfer agent, which keeps records of our outstanding Membership Interest Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline.

We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on Netcapital.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
    The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-

law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Membership Interest Units	7,500,000	6,750,000	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Membership Interest Unit Grant	Vesting schedule to fully vest on June 30, 2029.	337,500

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The rights of holders of currently outstanding securities may limit, dilute, or otherwise qualify the rights of investors participating in this offering. The Company has issued convertible promissory notes that may convert into equity securities upon the occurrence of certain future financing events. These instruments typically convert at a discount to the price per share paid by new investors or at a valuation cap, whichever is more favorable to the noteholder. As a result, upon conversion, noteholders may receive equity ownership at a more advantageous price than investors participating in this offering, which would result in dilution to Netcapital investors. In addition, the Company may conduct future equity financings to support continued product development, manufacturing scale-up, regulatory activities, or commercialization efforts. Such future issuances of equity or equity-linked securities could result in additional dilution to investors in this offering, particularly if such securities are issued at valuations lower than or similar to the valuation established in this offering, or if they carry preferential rights. Outstanding founder equity ownership also represents a significant portion of the Company's capital structure. While this ownership concentration supports long-term strategic alignment, it may limit the relative voting power and economic influence of investors participating in this offering. Accordingly, investors should be aware that currently outstanding securities, as well as securities that may be issued in the future, may dilute their ownership interest, voting power, and economic rights in the Company.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

Individuals who beneficially own greater than 20% of the Company's outstanding voting securities, including the Company's Founder and Chief Executive Officer, have the ability to exercise significant influence over corporate matters requiring shareholder approval. As a result of this concentrated ownership, such individuals may be able to control or substantially influence decisions relating to the Company's management, operations, and strategic direction. These decisions may include, but are not limited to, the election or removal of directors, approval of future financings, amendments to governing documents, mergers or acquisitions, the issuance of additional securities, and other significant corporate transactions. Because purchasers in this offering will hold minority ownership positions, they may have limited ability to influence or override decisions made by majority or controlling shareholders. The interests of controlling shareholders may not always align with those of minority investors, and controlling shareholders may take actions that minority investors do not agree with or that could affect the value or liquidity of their investment. While the Company believes concentrated founder ownership supports long-term strategic stability and execution, prospective investors should be aware that such ownership concentration may limit their ability to participate in corporate governance or influence major corporate decisions.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The valuation was determined based on a combination of market comparables, product development progress, intellectual property positioning, and commercialization readiness within the regulated medical device sector.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Investors participating in this offering will hold minority ownership positions in the Company and, as a result, will have limited ability to influence corporate decisions or management actions. Minority shareholders generally do not possess the voting power necessary to direct or control the Company's operations, strategic initiatives, financing activities, or governance matters. Key decisions — including the election of directors, approval of additional financings, amendments to organizational documents, mergers or acquisitions, and other significant corporate actions — may be made by majority or controlling shareholders without the approval of minority investors. In addition, minority investors may have limited ability to affect the timing or structure of liquidity events, such as a sale of the Company, asset disposition, or other exit transactions. There can be no assurance that such events will occur, or that they will occur on terms favorable to minority shareholders. Securities offered through this platform are also inherently illiquid. There is currently no public trading market for the Company's securities, and investors should not expect to be able to readily resell or transfer their shares. As a result, minority investors may be required to hold their investment for an indefinite period. Accordingly, prospective investors should understand that minority ownership in the Company involves limited governance influence, limited control over strategic outcomes, and limited liquidity opportunities, all of which may affect the realization and timing of any potential return on investment.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

Investors in this offering may be subject to risks associated with future corporate actions undertaken by the Company, including additional issuances of securities, repurchases of securities by the Company, a sale of the Company or its assets, and transactions involving related parties. The Company may issue additional equity or equity-linked securities in the future to raise capital for product development, manufacturing scale-up, regulatory activities, commercialization efforts, or general corporate purposes. Any such issuances could result in dilution to investors participating in this offering, particularly if future securities are issued at valuations lower than or comparable to the valuation established in this offering or if they carry preferential rights. The Company may also, at its discretion, repurchase outstanding securities from certain shareholders. Such repurchases, if conducted, may occur at prices or on terms that differ from those available to other investors and could impact the perceived value or liquidity of the securities held by Netcapital investors. In the event of a sale of the Company, merger, acquisition, or disposition of material assets, investors may receive proceeds based on the structure and valuation of the transaction. There can be no assurance that such a transaction will occur, or that it would occur at a valuation favorable to investors. Additionally, the timing and terms of any liquidity event would be determined by the Company's management and controlling shareholders. The Company may also engage in transactions with related parties, including officers, directors, significant shareholders, or affiliated entities. While the Company intends that any such transactions be conducted on commercially reasonable terms, such arrangements may create potential conflicts of interest and may not always be negotiated on terms equivalent to those that could be obtained in arm's-length transactions. Accordingly, investors should consider that corporate actions undertaken by the Company may affect their ownership percentage, voting power, liquidity, and economic return on investment.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Scott Ernsteen,, Ernsteen Capital Management
Amount Outstanding:	$30,000
Interest Rate:	10.0%
Maturity Date:	Payable On Demand
Other Material Terms:	Convertible promissory note bearing 10% annual compounding interest, maturing on December 1, 2027. The note automatically converts into preferred equity upon a qualified financing of at least $1,000,000, at the lesser of (i) an 80% discount to the price per unit in the financing or (ii) a $4,000,000 valuation cap. In the event of a change of control prior to conversion, the note is repayable in cash or convertible into common equity at the valuation cap.

Creditor(s):	GoFundYourself
Amount Outstanding:	$60,000
Interest Rate:	6.0%
Maturity Date:	January 15, 2028
Other Material Terms:	

25. **What other exempt offerings has Mylo Medical Supplies LLC conducted within the past three years?**

Date of Offering:	2025-12-01
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Debt
Amount Sold:	$30,000
Use of Proceeds:	Product development, manufacturing preparation, regulatory execution, and working capital.

Date of Offering:	2026-01-15
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Debt
Amount Sold:	$60,000
Use of Proceeds:	Payment for a GoFundYourself production.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Mylo Medical Supplies LLC is an early-stage medical device company and is currently in the development and pre-commercialization phase. To date, the Company has not generated revenue from product sales, as its primary focus has been on product development, prototype refinement, manufacturing preparation, regulatory readiness, and operational infrastructure buildout. Since inception, the Company's activities have been funded through founder capital contributions and a limited amount of outside investment. In December 2025, the Company raised $30,000 through the issuance of a convertible promissory note to support initial operating expenses, product development activities, supplier engagement, intellectual property protection, and early manufacturing preparation. In December 2025, the Company issued a $30,000 convertible promissory note with compounding interest on the outstanding principal amount at the rate of ten percent (10%) per annum. Interest shall continue on the outstanding principal amount until paid in full or converted. The note is Payable on demand no later than December 1, 2027. The Company's expenditures to date have primarily consisted of prototype development, engineering and design work, tooling exploration, packaging development, regulatory consulting, quality system preparation, legal expenses, and general administrative costs associated with establishing operational readiness. Additional expenses have included trade show participation, early market validation activities, and distributor engagement efforts. As of the date of this filing, the Company maintains a lean operating structure and has not yet reached full commercial production. Management expects that additional capital — including proceeds from this offering — are expected to fund manufacturing scale-up, inventory procurement, regulatory compliance activities, commercialization execution, and working capital needs. The Company does not have any predecessors, acquired entities, or prior operating businesses. All operations and financial activities referenced herein relate solely to Mylo Medical Supplies LLC. Management believes that, upon the successful completion of this offering, the Company will be adequately positioned to execute its next phase of growth, including production readiness, pilot deployment, and initial revenue generation. Operating expenses for the period (since inception on February 27, 2025) ended December 31, 2025 amounted to $27,106. Net loss for the period (since inception on February 27, 2025) ended December 31, 2025 was reported as $27,200. On December 31, 2025, the Company had cash and cash equivalents of $24,511 and negative working capital of $5,613. On January 15, 2026,The company entered into a convertible note with the GoFundYourself production as the fee for appearing on the show. This note was for $60,000 with an interest rate of 6% and a maturity date of January 15, 2028. The valuation of Mylo Medical Supplies LLC was determined based on a combination of market comparables, product development progress, intellectual property positioning, and commercialization readiness within the regulated medical device sector. The Company is developing and commercializing the MyloPan™ system, an improved bedside toileting and waste management solution designed to address long-standing deficiencies in patient dignity, infection control, and caregiver workflow efficiency. The product represents a functional redesign of a universally used medical supply category, with application across hospitals, long-term care facilities, rehabilitation centers, and home healthcare environments. In determining valuation, management considered comparable early-stage medical device and healthcare hardware companies raising capital at the prototype-to-pre-commercial stage, many of which command valuations ranging from $5 million to $15 million depending on regulatory pathway, manufacturing readiness, and market size. The Company's valuation reflects its positioning within this range. Additional factors supporting the valuation include completed prototype development, ongoing manufacturer engagement, quality management system implementation, regulatory pathway planning, and early distributor and investor interest. The Company has also established foundational operational infrastructure, including supply chain relationships, product iteration cycles, and commercialization planning initiatives. The bedside care and incontinence management market represents a large, recurring-use healthcare category with institutional purchasing channels and reimbursement relevance. Management believes that functional innovation within this category presents significant revenue scalability once adoption begins, particularly given the product's compatibility with existing care workflows. The pre-money valuation for this offering was therefore established at $10,000,000 based on the Company's development progress, addressable market opportunity, comparable early-stage healthcare company valuations, and anticipated commercialization trajectory. Management believes this valuation appropriately reflects both the Company's current stage and its forward growth potential while remaining within market norms for Regulation CF healthcare offerings.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Mylo Medical Supplies LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

1) The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206. The following is the transcript of the video shown on the offering page: In medicine, progress is measured in breakthroughs. But some devices never progressed at all. Since it was first introduced, the bedpan has remained remarkably familiar. Over centuries, it was refined, but never re-imagined. While medicine advanced, this device stood still, generation after generation. Through centuries of care, it maintained not only its shape but also its flaws. Difficult positioning, cracks and spills, pressure sores and skin damage, infection exposure, reducing independence, compromising dignity, turning an already vulnerable moment into a traumatic one. In an industry defined by innovation, this device has remained untouched until now. Introducing Mylo Pan, one of the world's first fully sealed, fully hygienic, and fundamentally humane bedpan system. The flat, lowprofile design allows the patient to gently roll into place, inflates in seconds. With one motion, the contents are enclosed and ready for disposal, simply by pulling the drawstring. When you simplify the process, you don't just improve care, you define it. Designed for dignity. Mylo Medical.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Formation: certificateofformation.pdf

Operating Agreement: operatingagreement.pdf

Opportunity:

   Offering Page JPG: offeringpage.jpg

Financials:

   Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: https://www.mylomedicalsupplies.com

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    - the issuer liquidates or dissolves its business in accordance with state law.